Exhibit (a)(1)(J)

CyberOptics. Announces Preliminary Results of Its Tender Offer

Minneapolis, MN — July 30, 2008 —CyberOptics Corporation. (NASDAQ: CYBE), announced today the preliminary results of its modified Dutch auction tender offer, which expired at 5:00 p.m., New York time, on July 29, 2008. Based on a preliminary count by the depositary for the tender offer, CyberOptics expects to accept for payment 1,500,000 shares of its common stock, or approximately 18.3% of its outstanding shares at July 29, 2008, at a purchase price of $10.00 per share. Based on the preliminary count, an aggregate of 1,590,228 shares were properly tendered and not withdrawn at a price of $10.00 or less, including approximately 33,685 shares that were tendered through notice of guaranteed delivery.

This tender offer was made pursuant to an Offer to Purchase dated June 30, 2008, filed with the Securities and Exchange Commission on June 30, 2008, as amended on July 23, 2008. Because more than the maximum number of shares were tendered, the actual shares purchased will be prorated in accordance with the offer. The determination of the final number of shares to be used for the proration is subject to confirmation by the depositary.

The actual number of shares validly tendered and not withdrawn and the final price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter. Payment for shares will be made in cash, without interest.

Laurel Hill Advisory Group, LLC, is the information agent for the tender offer and the depositary is Wells Fargo Shareowner Services. Any questions with regard to the tender offer may be directed to the information agent toll-free at (888) 742-1305.

About CyberOptics

Founded in 1984, CyberOptics Corporation is a leading provider of sensors and inspection systems that provide process yield and through-put improvement solutions for the global electronic assembly and semiconductor capital equipment markets. Our products are deployed on production lines that manufacture surface mount technology circuit boards and semiconductor process equipment. By increasing productivity and product quality, our sensors and inspection systems enable electronics manufacturers to strengthen their competitive positions in highly price-sensitive markets. Headquartered in Minneapolis, Minnesota, we conduct worldwide operations through facilities in North America, Asia and Europe.